Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following Fact Sheet was distributed by Aetna:

Aetna to Acquire Humana

Companies	Aetna	Humana
Description	Aetna (NYSE: AET) is one of the nation's leaders in health care, dental, pharmacy, group life and disability insurance, and employee benefits. Dedicated to helping people achieve health and financial security, Aetna puts information and helpful resources to work for its members to help them make better-informed decisions about their health care.	Humana (NYSE: HUM) is a leading health and well-being company focused on making it easy for people to achieve their best health with clinical excellence through coordinated care. The company's strategy integrates care delivery, the member experience, and clinical and consumer insights to encourage engagement, behavior change, proactive clinical outreach and wellness for the millions of people it serves across the country.
Products & Services	▪ **Medical:** Group and Individual ▪ **Retiree:** Pre-65 and 65+ ▪ **Medicare Advantage:** Individual and Group ▪ Medicare Supplement ▪ Medicare Prescription Drug Plans ▪ Medicaid ▪ International ▪ Pharmacy ▪ Dental ▪ Behavioral Health ▪ Group Life and Disability ▪ Vision ▪ Medical Management Capabilities ▪ Accountable Care Solutions ▪ Health Information Technology: Medicity, iTriage, iNexx ▪ Clinical Decision Support: ActiveHealth Management	▪ **Medical:** Group and Individual ▪ **Retiree Solutions:** Pre-65 and 65+ ▪ **Medicare Advantage:** Individual and Group ▪ Medicare Prescription Drug Plans ▪ Medicaid ▪ TRICARE ▪ Pharmacy ▪ Dental ▪ Behavioral Health ▪ Group Life and Disability ▪ Vision ▪ Medical Management Capabilities ▪ Transcend ▪ Health Information Technology: Certify, Anvita Health ▪ Home Care Services
Headquarters	Hartford, CT	Louisville, KY
Membership as of March 31, 2015	23.670 million medical 15.555 million dental 15.425 million pharmacy benefit management members	9.766 million medical 3.893 million dental 4.381 million stand-alone Medicare Part D members
2014 Financial Highlights	**Total Revenue:** $58.00 billion **Net income:** $2.04 billion **Market Capitalization:** $45.01 billion (as of July 1, 2015)	**Total Revenue:** $48.50 billion **Net income:** $1.15 billion **Market Capitalization:** $28.93 billion (as of July 1, 2015)

2015E Combined Aetna + Humana Revenue: $115 Billion[1]



10%
9%
34%
47%
Commercial Risk
Medicare
Medicaid
ASC and Other

Source: Aetna internal forecast and Wall Street Research (Barclays).

2015P Revenue ($B)



$144
$115
$78
$61
$54
$38
$37
$22
$17
$14
$14
Comp A
AET + HUM
Comp B
AET
HUM
Comp C
Comp D + E
Comp D
Comp E
Comp F
Comp G

Source: Bloomberg and company projections

Strategic Rationale

The combined company will be well positioned to offer consumers a broader choice of products, access to higher quality and more affordable care, as well as a better overall experience
[] The combination adds complementary capabilities in the highly competitive commercial and Medicare Advantage products. Aetna's capabilities will make
Humana's commercial business more effective and competitive, and Humana's capabilities will make Aetna's Medicare Advantage business more effective and competitive.
[] The combination builds on each company's respective efforts to provide innovative, technology-driven products, services and solutions to build healthier populations, promote higher quality health care at lower cost, and offer greater transparency and convenience for consumers.
[] The combined company will offer improved care management capabilities by taking the best-of-breed provider solutions, including robust offerings of patient-centered provider services, clinical intelligence, data integration and analytics solutions from both companies.
[] Improved cost position will enable the combined company to better compete with more cost-effective products.

Humana expected to add 9.8 million medical members, plus 4.4 million stand-alone Medicare Part D members
[] The combination brings together Humana's growing Medicare Advantage business with Aetna's diversified portfolio and commercial capabilities to create the company serving the most seniors in the Medicare Advantage program and the second-largest managed care company in the United States.
[] Aetna's total medical membership will increase to 33.5 million medical members based on the companies' March 31, 2015 membership.
[] Adds complementary membership and capabilities with new membership in existing and new geographies.

Humana expected to add meaningful Government business, creating a better, more diversified portfolio
[] With Humana, Aetna's Government business (Medicare and Medicaid) is projected to represent over 56% of the combined company's revenue, up from 39%
currently.
[] The transaction brings together two companies with leading percentages of membership in Medicare plans rated four STARS or higher.

Footnote

1. Projected combined Aetna plus Humana revenue excludes net realized capital gains or losses for Aetna and other items, if any, that neither relate to the ordinary course of Aetna's business nor reflect Aetna's underlying business performance from total revenue. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items and therefore cannot reconcile projected Aetna operating revenue to projected Aetna total revenue in any period.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. ("Aetna") and
Humana Inc. ("Humana"), Aetna and Humana will file relevant materials with the
Securities and Exchange Commission (the "SEC"), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and
Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana.
INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by
Aetna or Humana through the website maintained by the SEC at
http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna's internet website at http://www.Aetna.com or by contacting Aetna's Investor Relations Department at 860-273-8204. Copies of
the documents filed with the SEC by Humana will be available free of charge on
Humana's internet website at http://www.Humana.com or by contacting Humana's
Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on
Form 10-K for the year ended December 31, 2014, which was filed with the SEC on
February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current
Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2014 ("Aetna's Annual
Report"), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the
SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
 This document contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as
"anticipate," "believe," "continue," "could," "estimate," "expect," "explore,"
"evaluate," "intend," "may," "might," "plan," "potential," "predict,"
"project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna's and Humana's control.

Statements in this document regarding Aetna that are forward-looking, including
Aetna's projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna's businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna's revenue, operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control. In particular, projected financial information for the combined businesses of
Aetna and Humana Inc. is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of
Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna's ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna's ability to promptly and effectively integrate Humana's businesses; the diversion of management time on acquisition-related issues;
unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection;
medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna's health insurance exchange products)); the profitability of Aetna's public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna's accruals for health care reform's reinsurance, risk adjustment and risk corridor programs
("3R's"); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations
(including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna's ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.
Health care reform will continue to significantly impact Aetna's business operations and financial results, including Aetna's pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through
2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios ("MLRs"), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S.
Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna's business model, restrict funding for or amend various aspects of health care reform, limit Aetna's ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws
(increasing Aetna's potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna's social media activities, data security breaches, other cybersecurity risks or other causes; Aetna's ability to diversify Aetna's sources of revenue and earnings (including by creating a consumer business and expanding Aetna's foreign operations), transform Aetna's business model, develop new products and optimize Aetna's business platforms;
the success of Aetna's Healthagen[R]
(including Accountable Care Solutions and health information technology)
initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to
Aetna's minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna's payment practices with respect to out-of-network providers and/or life insurance policies; Aetna's ability to integrate, simplify, and enhance Aetna's existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna's ability to successfully integrate Aetna's businesses (including Humana, Coventry, bswift
LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna's ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for
Medicare and Medicaid Services' star rating bonus payments; Aetna's ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna's ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna's ability to demonstrate that Aetna's products and processes lead to access to quality affordable care by Aetna's members; Aetna's ability to maintain Aetna's relationships with third-party brokers, consultants and agents who sell Aetna's products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna's financial ratings; and adverse impacts from any failure to raise the U.S.
Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect
Aetna, please see the risk factors contained in Aetna's
2014 Annual Report on Form 10-K ("Aetna's 2014 Annual Report") on file with the
Securities and Exchange Commission ("SEC"). You should also read Aetna's 2014
Annual Report and Aetna's Quarterly Report on Form 10-Q for the quarter ended
March 31, 2015, on file with the SEC, for a discussion of Aetna's historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.